[Equitable Holdings, Inc. Letterhead]

October 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Holdings, Inc. Registration Statement on Form S-3 (File No. 333-282204)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Holdings, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3 (File No. 333-282204) (as amended, the “Registration Statement”) filed by the Company on September 19, 2024 be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Standard Time on October 4, 2024, or as soon as practicable thereafter.

Please contact Benjamin Nixon or Anne L. Barrett of Willkie Farr & Gallagher LLP, counsel to the Company, at (212-728-8532) or (212-728-8466), respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Kind regards,

/s/ Ralph Petruzzo
Ralph Petruzzo
Associate General Counsel
Equitable Holdings, Inc.

cc:	Benjamin Nixon, Willkie Farr & Gallagher LLP

Anne L. Barrett, Willkie Farr & Gallagher LLP